April 5, 2019

Alan Heintzen
Chief Executive Officer
Eureka Homestead Bancorp, Inc.
1922 Veterans Memorial Boulevard
Metairie, Louisiana 70005

       Re: Eureka Homestead Bancorp, Inc.
           Registration Statement on Form S-1
           Filed March 11, 2019
           File No. 333-230193

Dear Mr. Heintzen:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed March 11, 2019

Determination of Share Price and Number of Shares to be Issued, page 103

1. In the first full paragraph on page 104, please explain why the fact that the members of the peer group are traded on an exchange means that they have a comparatively larger asset size than Eureka Homestead.
Report of Independent Registered Public Accounting Firm, page F-1

2. Please revise to provide an audit report stating that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States),
       and not the auditing standards of the PCAOB as currently indicated. Alan Heintzen
FirstName LastNameAlan Heintzen
Eureka Homestead Bancorp, Inc.
Comapany NameEureka Homestead Bancorp, Inc.
April 5, 2019
Page 5,
April 2 2019 Page 2
FirstName LastName
Note 7 - Income Taxes, page F-25

3. Please revise to more clearly identify which temporary differences represent deferred tax assets and deferred tax liabilities and include a total for both items. Refer to ASC 740-10-
         50-2 for guidance.
General

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
5.       Please file the prospectus supplement related to the Eureka Homestead
401(k)
         Plan participation interests with your next amendment. We may have additional comments following our review of this disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Michael Volley, Staff Accountant, at 202-551-3437 or John Nolan,
Senior Assistant Chief Accountant, at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert, Staff Attorney, at
202-551-2326 or Pamela Long, Assistant Director, at 202-551-3765 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Financial Services